2023 REPORT

Perimeter

LETTER

Dear investors,

It’s been a rewarding year for us at Perimeter and we're pleased to share that, in spite of challenging economic conditions, we are wrapping up this year with county-wide deployments, testimonial customers, and runway through early 2025. Thank you again for your ongoing support of the Perimeter Team, and our mission to protect communities facing natural disasters.

We need your help!

Help us get relevant stakeholders to the table. Our customers are county and state Emergency Managers, with Fire Chiefs and Sheriff’s Officers being major influencers. If your network includes anyone with connections to county or state government leaders, please introduce us so that we can pursue these opportunities.

Sincerely,

Donna “Bailey” Farren

Cofounder & CEO

Moor Xu

Chief Administrative Officer

How did we do this year?

REPORT CARD

B+

☺ The Good

Won the Verizon Climate Resilience Prize and leveraged it to sign our first customers in Florida.

Made several key hires that have enabled a national expansion with a full customer pipeline.

Activated the Perimeter Platform for flooding, wildfire evacuations, hazmat spills, bomb threats, and road closures.

☹ The Bad

Developing market awareness of our revolutionary solution.

Developing inbound sales qualified leads that will become Perimeter customers.

Moving prospective customers through the sales process takes a long time - sales cycles tend to be long in our industry.

2023 At a Glance

January 1 to December 31


$$$$

$159,583 +823%
Revenue



-$1,009,833
Net Loss


IOU!

$89,976 +134%
Short Term Debt



$4,414,868
Raised in 2023



$3,590,245

Cash on Hand
As of 03/28/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$17,292
-US$776,513
US$159,583
-US
2022
2023

Net Margin: -633% Gross Margin: 94% Return on Assets: -27% Earnings per Share: -$0.11

Revenue per Employee: $39,896 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 2%

2022-2021_Perimeter__Inc._Audit__final_v1.1_.pdf

2023-2022_Perimeter__Inc._Financial_Statements.pdf

We ❤ Our 4,097 Investors

Thank You For Believing In Us

Chad Clark, MD
Willard Towner
Robert Cohn
Craig Klomparens
Thomas Price
Philipp Von Gottberg
Ralph Thomas...
Wade Rindy
Jamie Smith
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John Travis
Thomas Steven Shea
Jose B De La Rosa, MD
Rand Pratt
Nicholas Ayling
Steven A Cabezud
Ronald ten Hove
Helen Schmidt Sutton
Ora Weiss
Jenna Lee
Rb Grampp Sr
David Mc Kay Ashton
Mark BARRS
Roger Allan Paul
Achut Mashruwala
Timothy Lee
Karen Clasby
Dave White
Anthony Hania
Dahlia Bennett
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David Mcnair
Jim Bornheimer
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Mark Adams
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Kenneth Nelson
Roger Evans
Dennis Stockert

Robert Gordon	Peter Chimicles	Basudev Adhikari	Marvin Arthur Franz Jr.	Tim Novak	R Michael Critchfield
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William C Piper	Kirk McKay	Robert William Jones	Ab Koelewijn	Howard Wickham	Jessica Hoyle
Francis Mc Alarnen	Jacques Theron	Artan Kristo	Gerald LaCombe	Conrad Masterson Jr.	Earl J Harris
Dennis O'Connor	Bob Laroy	Marc Hurst	Frank LaChapelle	Byron W Kellogg	Christen Berman
Jared Jenson	Bolanle Ige	Michael Allan Carmody	Lee M Fong	Jennifer Jane Gempler	Richard Hill
Allison Kitchen	Anthony J Arn	Alfred T. Fraser	Johannes Luijten	Emma Howell	Donald J Wright Jr
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Libby Levin	Matthew Render	Warren Maurer	Charles Lindsay	Aime Anthony Real	Stephen Zajac
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J Thomas King Jr.	Randy R Osborn	Keith Kissling	Chris Davis	Walt Sowden	Muthu SANKARAN
Andree Maranda...	Bryant D Elrod	Gebi Tufaa	Grace Almeida	Yehuda Ashkenazi	Eric G Greene
Siobhan Elliott	George Noonan	Abbas Chothia	Michael Burke	Rebecca Huddleston	Thomas...
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Anthony DeGonda	Raymond Lucas	Robert Park	James E Sweeney	Mike Schneider	William Greene
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Hatem Rowaihy	Robert Lee Bartemus	Robert Dalfonso	Daniel Dalessandro	David Alan Brys	David Beals
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Darrin Alex Brandt	David Pedersen	David Syverson	Flavio Domnick...	Paul Deck	Emmett Jay Jones
Gary Dean Nelson	Marci White	Tony L Ehnes	Daniel Bruce Beeler	Jim Ishimaru	Loni Kantor
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Michael Honsinger	Daniel Kowalzyk	Stefanie Minen	Susan Bubnar	Micah B Howze	Ernest C. Grant
Barbara Sommermeyer	Dane Barry Sutton	Steven J Schwager	Terry Burrell	Duane Lewis	Max Eaton
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Larry Klingensmith	William Clark	Richard G Azizkhan	Stephen Thompson	Joseph Frendling	Fredric R Berman
William P Jewel	Mike David	James W Hamilton	Lydia Roehl	Ben Maitland-Lewis	Rie Anderson
Benjamin Horowitz	Brian H McShane	Jens Hansen	David Scafani	Ronald Clough Jr	Darrell Brown
Edward A Moulton	Cynthia Riley	Wayne Bailey	Jerry Schwach	Raja R	Wayne Scheiern
Charles Young	Lawrence Vulis	Elizabeth Puckering	Marina K	Steven Harris	Susan Palmer
Gregory Denton	William BEEN	Ash Kumra	Mical Salmonson	Michael V. Wood	Anthony Noel Village
Anita Docena	Albert C. Lee	Todd LYNUM	Charles Tobias	Farzad...	Bill Ball
Michael Bryan	Mr. Steven Marks	Peter Ponticelli	Scott Stilkey	Ryan Tierney	Laekemariam Belay
Ann Dechow	Steven Mempa	Francisco Castillo	William Pena	Raymond A Walton Jr	Louisa Rivers Robb
Stephen Fuges	Zac Carey	David Sanches	Tom Wilson	Rafael Aybar	Alan Kinzy
Dean Simpson	Barry Michaels	Anne C Canfield	Kevin Herschberger	Warren Evans	Maxime Bissonnette
Donny Mainardi	James Immekus	Brett Christina	Robert Eubanks	John P. Schneider	Michael Williams
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Larry Martini	Mark Bennett	Robert Byrnes	Chris Romano	Catie Long	Chris Harbin
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Jeffrey Marsell	Matthew Chavez	Shai Livne	James D Hoffman	Dennis Keithly	Jason Snow
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Neel Shah	Jan Schwarzkopf	Kathy Stromer	R Vasudevan	Michael Rizzo	J Y
Kazem Sadati	Setty Duddu	Kenna Okko	Teira Nickerson	James Trieu	Ji Kim
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David Borsack	Shruti Patkar	Devin Lovgren	Robby NelsonTelfer	Dain L Miller	Nanette Reed
Corentin Flajoliet	Robert Kajiru	Sharon Williams	Eric Reiss	Steve Niskanen	Ken Kunkel
Nicole Dieffenbach	Per Otto Kiesler	Ting Fong Chen	Laurene Davis	Guy Shahine	Joe Peterson
Trevor Edge	Amanda Grady	James Mastronardi	Leyla A	Thoraya Zedan	John Hall
David R Gray	David Prentice	Nicole Raidy	Tommy J Parrish	Philip Shadwell	Miguel Munevar
Theresa Weik	Jerry Chinn	Veljko Vasic	Dave Georgovich	Kevin Tucker	Vimal Bhakta
Sheeba Bhaskaran	Frank Gallina	Soua Xiong	James R. Pickett	Ed Strasbourger	Shashangka Otiv
M. James Clark	Ayodele Emmanuel	Robert Matthiessen	Lemmy Okonta	Donna Hewes	Paul Tate
Rajeev Devulapally	Christopher Brookfield	Jean Baptiste...	Zach Kowalzyk	Alyosha Petrosyan	Otto Gibson Gebauer
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Nick Rokke	George Kay	Florence Manderbaugh	Marilynn H	Sarah Messmer	Garrett Stevenson
Mohammed Oufattole	Bradley Mitchel	Casey White	Miguel A Olmos	Andy Dracula	Lauryn Tripodi
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Mike Moe	Kyle Bernard O'Connor	Darrell Smith	Dan L	Jamie Stansfield	Jim Mac Fawn
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Chhiv Chea	Jeffrey Warren	Yvonne Stratton	Tom Benson	Barry Glasser	C CC
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David Huber	Jessica Trites Rolle	Al Croke	Dave Brown	Doresa Ibrahim	Penny Sager Rossi
Pat Callahan	Subhas Mukhopadkyay	Jay Snell	Michael Whitley	Ryan Birchley	June Guzdowski

Chris Renzelman	Nina Cook	Steve Leathem	Wilfrid Jean-francois	Jim Schafer	Reezwan Khimji
Sean Robinson	Bronson Peh	Mir Ali	Mark Lewis	Conor Murphy	Janice Rice
Richard Cirino	Don Tijerina	John McKeagney	Steve Schneider	Kenny Nguyen	Brendan Forney
Joe B Graham	Kevin Mahan	John LEHRMAN	Mark A MAULDIN	Jeffrey Miller	Thomas McMahon
Brent H Bruegging	Larry D Flickinger	Ted Etheredge	Carl Mcknight	Kathleen K Meyer	Friedrich Ohmenhäuser
Austin McElhaney	Jeffrey Shepherd	Larry Chizek	John R Pollard	Matt Frank	Robert Kyle Barnett
Steven P Martin	Richard North	Steven Hintzsche	Steven Pettypiece	John Sturman	Sankar Muthukrishnan
James Mays	Richard Francis Durgan	Dale Orris	Thomas M Lynn	Donald Hayes	Chad Shelley
Mack Kimbrough	Michael Alexander...	David Chin	Theodore Snyder	Douglas Frank Prawitt	A. R. Johar
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Antranig Balian	Meihua Shen	Edward Smith	James Bibza	Paul G Adams	Floyd Nevseta
Avi Israeli	Murray Wills	Shirram Mogallapalli	William Dallas	Robert Moore	Michael Deaner
Kenneth E. Hunter	Christopher W. Meyer	Kevin J Winstead	Pete McNeish	Kerry Zacher	Randy Umana
Christy Oscar	James Harris	Anthony Mastroianni	Marc C Lawrence	Gerald A. Hahn	Carlos Barron
Bill Turner	Martin Ernst	Ernest J Carson Jr	John Kepka	Duane L LITTLE	Amir Pirbadian
Virginie Danglades	Dennis J Rosen	Wayne Berry	Patrick Mitchell	Merle Parks	Jeffrey Clifton
Nicolas Psycharis	George Richard...	R Alan McNaughton	Sarah S Pollak	Peter Rasmussen	David W Goetz
Bina C Souri	Grace F. Kao	Kelly Molinari	Markus Vitulli	Mark Palmer	William Combs
David Ryan	Dimitrios KEVORK	David WILLIAMS	Alan McReynolds	Eldon L. Janssen	James Michael Rooker
Paul Beischer	Anastas Y Binici	Dkj Investments Inc	Brendan Keane Barr	James R Crews	Gregory B Lipsker
Linda Goucher	Kevin Tsai	Brian Smith	Steve Bentler	Lee Smith	Tim Gross
Monnappa Biddanda...	Erik J Pisowicz	James Warner	Jill Marble	Richard Cluff	Beverly Mitchell
Rob Hellemons	Brian Warner	John H. Christensen	Dr. Michael Sharrock	Michael DeFreece	Paul A. Kalcic
Paul C. Belden	Lalei Gutierrez	James S Bonnet Jr.	Brandi Liles Stevens	Felix Vayssieres	Judith Boughrum
Michael Waterman	Donald Wagner	Gwendolyn Cato	Mark Uremovich	William Heagerty	Kay L Harris
Regina Lucas	Michael Loveridge	Bibhu Mahapatra	Craig Alan Mason	Jesus Pinedo	Matthew E Bell
Kyle Valentine	Marcus Glenn Murphy	Alessio Difranco	Clint Myers	Gilbert Jimenez...	Hamid Rezaie
David W Barnhill Jr.	Andrew Lizotte	Bela Robert Vincze	Chaitanya Jani	Brian Kelly	Carmen Wilson
Sunil Duruvasan	Kwok Ching Dennis...	Greg Gordon	Patrick O'Sullivan	Gaurang Mavani	Pranjal Gupta
Michael Schaller	Alan D Johnson	Tammy Saphir	Hiren Desai	Ryan Camana	Cathy Rogers
Susan Elaine Frey	Arthur Scialla	Kenneth J Russo	Todd Jensen	Joseph Fodera	Bonnie Larson
Carol H Chandler	Marwan, Abu Minshar	Rouslan Semenov	Norman W Papen	Steve SNYDER	Carter Hehr
James Savage	Nickolas Terry	Peter Costello	Wendy Benoit	William Bennett	Robert James Young
Stephen C Gilardi	Stephen Gaughan	Nathaniel Reed	Domenic Mazza	Adrian Lewis	Mark Hart
David Addesse Molina	Kevin Kudrna	Hector Murillo	Kathleen Stephens	Michael Meeder	Darius Guzevicius
Daniel Sanclemente	Carlton Ray Linder	Gentry Lynn Fugate	Daniel DeCastro	Ellen Jansyn	Woo Sang Lee
Thomas Scheele	L A	Freddie Angles	William Fulton	Jonathan Chambers	James Michael Joseph
Paul Pettit	Daniel Torres Herrera	Evan Armstrong	Amit Nahar	Christopher Marino	David Gonser
Gary F WALLACE	Kimberly Lionberger	Andrew Kearney	John Alice	Badrikumar Patel	Gabriel Giron
Glenn Clover	Bynum Hartman	Eric Jackson	Gordon Saito	Jeffrey Rosensweig	Jeffrey S Waddell Jr
Mike McConnell	Ron Walker	Kellie Polenz	Gregory Presnal	Alireza Alemi	Stephen Daas
Donald Killgo	Lester Gonzalez	Ruben Roebert	Oscar Lamarche	Andrew Levy	Heather Chappell
Chintan Desai	Chris V	Arthur Conyers	Ginger Behnen	Devin Crandell	Robert A. Pastorius
Richard McDermott	Sandra Biros	Fernando Russo	Juliete Viner	Kevin Schuller	Preston Godbold
Brandon Roseborough	Jerry Warshaw	J Dustin Mower	Timor Granatur	Janelle Lau	Randall C Jencks
Arlan Duaine Mock	Alberto Lucarelli	Carlos Samuel Martin...	Guillermo Licona	Quy Nguyen	Jeff HILLIS
Mike Haynes	David J Rosenberg	Mitchell Patrick Moore	Thomas N Wisnewski	Claude A Burnett	Kerry Welt
David Dashefsky	Nicole Silver	Michael Applebaum	John Perkins	Michael P Gretchen	Sarah Gruhlkey
Tom Y Liang	Frank Robert Finch	Cash Godbold	Mahidhar Suguru	Ankit KEDIA	Timothy Laugh
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Michael Davies	Michael Sieler	Adam Williams	Dennis O'Brien	Stefan Knoppers	Brian Piekarski
Steve Roberts	Charles Parnell	Carolyn D. Contois	Vidyadhar Nettimi	Thomas D Ramsfield	Terry Cook
Robert Bleichner	Ronald Otto...	Greg S. Rich	Roger Kalinowski	Karen R	Chereze VENTER
Walter Bartholomew	Jan Lowrey	Charles Merritt Grace...	Susan Jaco	David P Haswell	Michael Savalli
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Brian Nettles	Kenneth Brian Kelly	John Sise	Klay Kubena	Makoto Araki	Disbrow Revocable...
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Daniel G Firth	Leslie P Pettet	K IRA N Kumar...	Adam J. Duhl	Rick St. Pierre	Roderick D Mc Leod Jr
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Bruce Ryon	Edson Gomes	Travis Nutting	Ashley James...	Sayed Hussein	David Soda
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Dudley F Marvin	John Durham	George DeVine	Boerre Eriksen	Kevin Siatkowski	Raja Kandru
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Jason Cimei	Caleb Farnworth	Raymond And...	Daniel French	Manojkumar S. Patel	Bradley Phillips
John Lambert	Michael Evans	Eric Hoyle	Peter Tyrka	Mark W DICUS	Edward Young
Tiffany Westfall	Nayan J Patel	Nancy Dreyfus	Kieth Schleifer	Alma P Ocampo	Martin Kay
Peter F Hofbauer	Phillip Kayser	Avinash Gaje	Benjamin Yoder	Akshay Patravali	Hans Sanford
Leonard Metildi	Frederik Kootstra	Mark S And Debra L...	Mark Tuan Meang Tae	St. Jon SIMPSON	Peter Safranski
Larry J Smith	Girish Kumar	Anthony Riccobono	Brian Coe	Charles S Raper	Harika Kandru
Eric L. Stroh	Lisa Belisle	Terrence L Back	David Namoff	Sandra ROLAND	John Thomas...
Joe Koepfle	Lewis Pizzulli Jr	Michael Sodmont	Ben A Baze	Jonathan Swainger	Rick Poulton
Don E Reynolds	John Fattes	Tin Trung Truong	Steffen Weber	Mark D Primm	Steve Joseph Becker
David W Cline JR	Ingin Kim	Emilee Fullenkamp	Dave Anderson	Eric Todd McClanahan	Andrew Cameron
David Young	John Hollyer	Rita Weil	Elizabeth Kollman	Phillip Nauta	Robert Paul Curtis...
Kent Mundon	Vikram Sangani	Michael Dobbins	Craig TISH	Mike Jansen	Komlan Agbenu Adufu
Christen Pierce	Neil Waterman	David Martino	Steven Johnston	Jason Seibel	Peter George Albert...
Brian M Lewis	Stephen Rudge	Wesley Jarmusch	Charles McNeil	Kevin Beck	HANK REG
Bart Kauwenberghs	Brian Mandie	James Bain	Michael Beauchemin	John Dilday	Rebecca Marchant
Dana Preston	Brad LaPoe	Marilyn Crowther	Danette Otto	John Roeland	Kent Powell
Michael Medina	Terry Thain	Mary C Vilas	Scott Marcum	James L DEMING	Blake Cowan
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Bud Cookson	Patrick Campbell	Danny Butler	Richard G Damko	John H Bertel	Anthony Pizza
Philip R Schenkenberg	Robert L Cundiff	Kenneth Hunt	Ken Piekarski	Shawn Day	Andrea Webb
Don Martin	Gary V Swain	Roland R Tindle	Carsten Sennov	Brant Powner	Robert Pires
Terence McNamara	David Schultz	Robert Lester Buckner	Steve Faltys	Gale L. Seibert	Elaine Povinelli
Michael Raymond...	Daniel Biro	Garrett Miller	Krzysztof Kowal	Kevin H. Doan	Marty Leenhouts
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Ekaterina Stevens	Steven Thrailkill	Fred Erik Nilsen	Linda Douglas	Robert Brunell	John Bierwaczonek
James Hakansson	Patricia Steurer	Michael W Gavlak	Walter Fumich	Michael Schkitt	Thaddeus Onwuka
David Gosnell	Robin Hutchinson	James N Silva	Leonard Camara	Robert Deeter	Paul Nicholson

Andy Tiller
David Nash
William Hanlon
Kirth Mills
George Young
Matt Paradise
Vikram Sarkar
Nhan Nguyen
Benjamin Johnson
Richard Ramsden
Bob Iversen
Advent Investment...
Anita L Koch
Thomas Burch
Michael Sommerer
Terry Cox-Motley
Delton Alderman
David Wood
Robert McLeod
William H Previty
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Jayesh Patel
Michael W. Seuell
Robert J West
Gilbert Casares
Timothy Bury
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Lillian Noon
Benjamin B. Tiongson
Edward McNeil
Chris Smeland
Shain Hrusovsky
Roger W Jacobs
Lucy L. Chao
Erich Otting
Carla Plant
Keith A Lucke
Jon Naipo
Joseph W Jolly
Marie Austin
Steven Clark
Nicholas Prezioso
Kevin B Brown
Robert Weber
CJS IC01 LLC
Glenn Jochim
William Samuelson
David Dreblow
Aiko Hanyu
Vincent Fischer
Tom Stahl
Michael Sherry
Cleophus McIntosh
Shawn Olsen
Carl D Hochstetler
Karen M Triplett
Gregory Lenhart
Ronald C Rollins
Stephen John Gray
Mary E Wolff
Michael Elia
Richard K Starr
Alex Roganti
Justin Palfreyman
Beth A Hoffman
Tejas K Vora
Michael Mullaney
Robert P Magno
Kenneth W...
Stephen Allen
Warren Spector
Isabelle Hayen
Scott Zalucha
Edward John Doyle
Zulfikarali H Lalani
Georg Berg
Terry Fittro
Martin Schnurr
E Dial
Jon HAYNES
Tenzin Chemey
Leigh Bryan Knight
Christopher Allen Post
Albert Rawle Michelson
Terry A Burlette
Michael Broudy
Graeme Mills
John M. Sattel
Marc Flotron
Daniel Bretz
Johnny Jenkins
Marc Kaban
Pamela Watson
Joseph D Henning

Lisa Myers
Chris Ringsred
Bartholomew Murphy
Dawn Marie Vincent
Mark Goldman
Claeys Pascal
William R Dodgen
Raymond Grimes
Rinav Kapadia
Ashwin DAMODARAN
Tim Payne
David Jary Hasler
Jeffrey Eckhouse
Steve Mazza
Nagi Sathi
Lisa Gansky
Gerardo Montes
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Kenneth Kasper
Robert Jackson
Bruce DODD
David Krueger
Mark Bos
Brian Spilker
Granville Harrington
Michael J Boileau
Thomas T. Hrusovsky
Yi Cheng Meng
Scott Steele
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Bart Hadfield
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Kim Nelson
Jared Lard
Buryl Alfieri
Michael Collins
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Thomas Leister
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Brian Gilbert
David A Gill
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Paul Clark
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Eric William...
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Gordian Boteilho
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Hao Doan Trieu
Dan Maria Cui
Paul Dawson
James R King
Erman Algaier
Steve Perkins
Michael West
Jerry R Peterson
Daniel Schutt
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Mary Fries
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Craig Spindler
Mi Young Byun
David Smith
Mary Elizabeth Lo-Uy
Perry Seonbuchner
Gregory J Knight
Don Steinhour
Mark A Reinsch

Marc Wilder
Morgan Doyle
Holly Rice
Tan Wei Jun Robson
Michael D Robertson
Darren J Crowley
David J Tuccio
Mj De Wit
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Rocio Reyes-Moore
Gary C Tranter
Scott Shapiro
Christopher Mendoza
Andrew Benard
Gary Andrews
Paul Plsek
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Apurva Rastogi
Andrew Wall
Vinny McAvoy
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Steven A Cyr
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Mark Cook
Allen Peterson
Ian Wade
John E Hildebrandt
Elizabeth Kolessar
Brian Ellis
Terry ALLMAN
Gary Kelley
Lan Huang
Martin Phillips
Michael Fleyzor
Susan K. Bolles
George Shashaty
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Len Price
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Tim Plotz
Richard Sconsoni
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Robert McDonald
Anthony Ing
Karen Speed
Michael Klassy
Daniel Cook
Jacob Ball
Beatrice Armstrong
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Joseph ODonohue
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Clare Johnson
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Joseph Andrews
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Evelyn Haggard
Charles Kelly
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Lisa AMBROSE
John Ainsworth
Ismael Velazquez
Richard Johnson
Taylor Potter
Richard Bornheimer
Robert Winslow
Darren Brungardt
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Robert Edwards
David Bruce Angliss

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Barry M. Adkins
Paul Kuchukian
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Lev Gershevich
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Lester Telkamp
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Andrew McBride
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Robert G Frykberg
Jeffrey William Blakely
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Jonathan Finegold
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Kenny Simmons
Margorie M King
Nicholas Irvine
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Agnes Fok
Patrick Moore
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Carole Andrea...
Anna Petrovich
Charles Yocom
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Daniel Fernandez
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John Young
Frank Huang
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Pearson Family...
Michael Belisle
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Stephan Patrick...
Nathan Knapp
Adam M Johnson
Daniels Bobbie
Matthew Lewis
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Gerard E Manzi
Richard Lehman
Christopher Bardol
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Keric J. Cushing
Alan Brown
Kathryn Fife
Heidi Dirkse-Graw
Michael Hollaway
Kimberly Hinojosa

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Andy Echols
CNN B
Damiana Balas...
Sushil Garg
Kevin Mann
Brian Goewey
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Robert Reeter
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Michael Wheeler
Octavian Lekas
Charles Russell
Reed Sugg
Lew Wheelwright
Keith Albright
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Van Douglas Crawford
Jay Jolly
Martin Peltz
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Debbie Green
David Ward
James Vail
Emily Ling Ee Sing
Richard Muhlenbruch
Ryan Nakaima
Richard M. Swink Sr
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Carolyn McNierney
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Ben Fitch
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Mary PETTERSON
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Stephen Anthony...
Clemente Samuele
Larry Johnson
Thomas Engels
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Sothearoath Lopez
Timothy William...
Christian Finot
Charles Leone
Sourabh Dhawan
Chaitanya Sagiraju
Taylor Family Living...
Steve Thompson
Linda Susan Vanderlip
Charles Simonson
Don Cornwell
Brenda S. Shriver
Mark Baczek
Daniel L. Goodwin
Richard H Miller Jr
Neldon Watson
Trent Foulger
Daniel F Wright
Daniel Alexander...
Babu L Bikkani
Jeffrey Peterson
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Bogue Morgan
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Khris Persaud
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Jeff Hopper
David Wayne Baldwin
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Mark Kleindienst
Anna Hamilton
Henry Chu
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Kris Cyr
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Fred MATEN
Rajiv Panta
David Semon
Mukund P GODBOLE
Timothy Wolf
Richard T Wakamiya
Tommy A Keller
Terry Glendy
Robert Perez
Karen K Jencks
John Anthony Barnes
Jim Rice
Michael Sanders
Salim Aziz

Patricia C Hunt
Harlton Lee Hemphill
Michael E Lemon
Micah Thurlow
Adam Cafege
Thomas Smid
Ann W Goldberg
Nikki Pardee
Joseph Marcuccio
Kevin Seeto
Barbara Noris
Ryan Tan
Cheryl Mattingly
Pritesh Parbhoo
Willie Williams
Patrick Kirkland
Harold M Stark
Glenn Weight
Henry Eldon Heilesen
Teepa Wawatai
Erik Gehman
Steve Gilbert
Denika Davis
Chris Reynolds
James Stewart
Faye Cannady
Brian Bain
Peter Hoffman
Zig Mandelbaum
Barbara Winslow
Sarah Hoang
Gilbert Lenherr
Marilou Zervos
Thomas Corsiglia
Wong Chye...
Tei Paz Zimmermann...
Barry Cowan
Stephen Martin
Jeffrey Judd
Marthinus Hermanus...
G T
Geoffrey Smith
David C Hennessee
Robert P Lobban
Margaret D Schmidt
James B Schmidt
Manus Jordan
Cindy Nguyen
Gonzalo Garcia
Steve Patrick Oubre
Hendrik Marinus...
Ryan Pavlick
Bruce Kaplan
Josh Myers
Sean Ays
Adam Schatz
E R
Steven Bouchard
Yvette Rodriguez
Sathyabhushan...
Walter M Greineder
Susan R Krisko
Dale Joiner
Bruce Bass
Anthony A. O'Connor
Craig Bell
Yagneshwara Vadapalli
Gerald Strand
David G Sayler
Daniel Phillip Debler
Rhonda Gaynier
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Colton Caffey
Elaine Joggerst
Shabhareesh...
Garry Ballance
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Robert Iida
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Dennis Mark McIntyre
Jim Baloun
Logan Edging
John G Bauer
Leon Anton...
Cynthia J Morin
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Joseph Szostek
Yunmin Kang
Daniel V Niemuth

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Lawrence Downing
Tommy Poirier
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Brett Cobb
Belal Awawda
Stephen Ellis
Scott Weber
Floyd D Troxler
Patrick Tracy
Melissa Warrington
Jitendra Kumar Gupta
Amit P Singh
Bradley S Wilcosh
Gregory Neiman
Ron Hadwiger
Richard Fay
Frederic Ramsey
Chuck Richards
Racquel Cua
Clare Russell
Fletcher Cole
Rajendrakumar Patel
Daniel Zimmerman
Brian White
Harry Green
Sonal Chaudhary
Kenneth Fortner
Chirag Sudani
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Justin Desnoyers
Shalin Tandon
Matthew Edward...
George Nebel
David Blocher
Mike Ramsey
Dave Westendorf
James Walton...
Sergei Fesai
Barry E Miller
William Taylor
Ernesto Bernal
Stuart Macann
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James McArdle
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Colin Clemitson
Susanna Singh
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Lanita Smith
Bradley J Namesnik
Ravi Chadha
Keiichi Yumen
Kelvin Nguyen
Marvin Hamilton
Beverly M Weaver
Susan Eshleman-Cook
Margaret Owens
Jimmy Moffitt
Anthony Farello
Richard Hendrick
Julie Ann Heathcott
William Horwitz
Vasilisa Salamatovs
William D Solberg
Bita Luhrassebi
David Polkinghorne
John Bo
Steve Melanson
Alan Grimes
Edward Lim
John MILAUSKAS
Carla Brown
Daniel Joseph Weimer
Gabriele Carter
Greg LeBaron
John L Hinton
Gary David Kosbab
Archie Winthrop...
Mark Watkins
George Kassabov
John EDWARDS
Gil Roeh
Alain Mayor
Pravin Jagani
Jeremy Montibeller
Sue C. Smith
Randall Alley
Vickie Meeh
Tony Liu
Earlando Oliver...

James Caldwell
Joshua Richard...
Frank Freeman
Dan Claudy
Beat Schmitter
William Dee...
Harold Yim
Nathaniel Carr
Olga Khaimchayeva
Paul Fogarty
Mary J James
Alvin Prasad
Bruce KLOECKNER
Joseph Dixon
Miguel Yamat
Philip Calvert
Charles L Henderson
Denise J. Albers
William F. Linke
Daphne Charette
Connie Chen
Tim Hoffman
Ma Gina Mizuchi
Tia Castille
Michael Lorenz
Blaine Olsen
Stephen R Macugoski
Brian Johnson
Prashanth Srikanthan
Mary Jo Jernberg
Fred Leavitt
Joseph Felix...
G Cavalin
Dana Dilks
Teagan Hill
Tim Leckenby
Brian Roberts
Abdulmalik Almasoud
Jacqueline Coppedge
James Winbigler
Marc A Pierre Louis
Robby Kelley
Edgar Francisco
Daniel Meyer
Oliver Nottley
Jiro Takahashi
Joseph Troy Wilson
John Shamanis

Robert Kren
James Baillon
Anthony Gabino
Jeffrey Havell
Alireza...
Todd Wihlen
Scott Edward Waight
Hector Sanchez Cruz
Ken Land
Jeff Dalton
Michael D Jones
Paul Avery
Wyndell Black
Robert Page
Tom Doyle
Joseph Dauenhauer
Craig Hayward
Robyn Hollingshead
Jerry Gray
Mashauna Lake-...
Jennifer Chambon
Michael FLOCCHINI
Shava K. Walters
Jennifer Faler
Thuy Nguyen
Elmer Gardiola
Eric Greene
Brian Hitchcock
Robert Leimgruber...
Joshua Latham
Felicia Blue
Christopher Bushra
Michael E. Bielewicz
Steve Ndabambalire
Shania Opp
John Morimoto
Todd Pepe
Mark Garner
Whit Smith
Glenn Friedman
Anita Barry McCormick
Jemal Touba
Cheriann Poss
Dan Roessner
Matthew Spellman
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Teddi Thompson
Andrew M. Millat

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Diane Knudsen
Donald Walker
Jason Al Miller
Dale C Travis
Troy Geringer
Lynn Nishiki
Lucinda K Ali
David Hancock
Elden Acker
Manfred Selzer
Michael Jaicomo
Maya Callahan
Christian Stapled
Lincoln Frazier
Lacie McCormack
Ronald Keith Lutz
John TURLEY
Grant Word
Finnie Family Trust...
Sean Burch
Frank Little
David E Donnell
Linlin Zhang
Chris Flowers
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Emlen Kahoano
Joseph Mumbach
Daniel L. Anum
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Gregory Alan Boehle
Amy Maher
William Baran-Mickle
Timothy Monley
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Tatiana Chernik
Lee Schaut
Terry L
Francesco Moscarelli
Lance Goldberg
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David Weiss
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Amir Mohammadipour
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Andrea Hartman
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John R Hearold
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Scot Schlader
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Michael Bible
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Robert Irwin Orenstein
Michael PEASEL
John OConnor
Dylan Opp
Uk Peng Lian
Robin Nicéphore Loisel
Diane Francis
Diane S Meiners
Michael Walker
Martin Percival
Angela L. Delfraisse
Mark Snelling
Scott Boulware
Troy Pierantoni
Mike Mathioudakis
Todd Brooke
Nicholas Karras
Laura Lewis
Daryl K Nuss
Roger A Lonsway
Perla Saye
John C. Markelonis

David Mielke
Ruth Noland
Craig Allyn Scheu
Gregory Radke
David L Morgan
Nan SOUTHICHACK
Marty Boros
Michael D Price
Leo W Riegel
Phillip Mellas
Anders Carlstedt
Constance Manley
Kevin Brink
Kurt Gessner
Elliot Freier
Mirja Bauer
Carl A La Rue
Phillip Dallek
Philip Keinath
Mark Clarkson
Mark HELGERMAN
Brett Braidman
Randy Baker
Olga Khaimchayeva
Stephen Fertig
Anwar Patwary
Jean M Bissett
Allan Rothblum
Rafael A Moreno
Sachin C
Douglas Parent
Ralph Antes
Efrance Kasana
Gary Cooper
Venkatesh Sandilya
Celena Rivera
Alex Wenckus
Ellen Paulette Zazzara
Patrick Donahue
Manfred Eis
John Shimeall
Timothy E Smith
Michelle Milosh
Jeffrey Block
Michelle Lei
Kathrine Blank
Joseph Ferraro

Thank You!

From the Perimeter Team



Bailey Farren

Cofounder & CEO

Bailey is the daughter of two first responders and started Perimeter to help her community evacuate from fires. She studied Data Science at UC Berkeley and worked closely...



Noah Wu

Cofounder & CTO

Noah studied Computer Science at UC Berkeley, where he researched computer vision and deep learning. Noah has won awards for his work in full-stack development, machine...



Moor Xu

Operations

Moor studied math at Stanford University and UC Berkeley, and has taught at the European Innovation Academy and...



Trevor Greenan

Research & Marketing

Trevor was the Head Coach of the UC Berkeley NPDA Debate Team for 6 years, during which they won 9 national...

Details

The Board of Directors

Director	Occupation	Joined
Donna Farren	CEO @ Perimeter, Inc.	2019

Officers

Officer	Title	Joined
Yichu Wu	CTO	2019
Moor Xu	COO	2019
Donna Farren	CEO President	2019

Voting Power

Holder	Securities Held	Voting Power
Donna Farren	4,317,500 Common Stock	47.7%
Yichu Wu	3,532,500 Common Stock	39.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2019	$60,000	Safe	Section 4(a)(2)
11/2019	$10,000	Safe	Section 4(a)(2)
12/2019	$20,000	Safe	Section 4(a)(2)
02/2020	$10,000	Safe	Section 4(a)(2)
03/2020	$30,000	Safe	Section 4(a)(2)
06/2020	$3,500	Safe	Section 4(a)(2)
07/2020	$10,000	Safe	Section 4(a)(2)
09/2020	$25,000	Safe	Section 4(a)(2)
09/2020	$5,000	Safe	Section 4(a)(2)
12/2020	$25,000	Safe	Section 4(a)(2)
12/2020	$25,000	Safe	Section 4(a)(2)
01/2021	$10,000	Safe	Section 4(a)(2)
02/2021	$25,000	Safe	Section 4(a)(2)
02/2021	$5,000	Safe	Section 4(a)(2)
02/2021	$5,000	Safe	Section 4(a)(2)
02/2021	$10,000	Safe	Section 4(a)(2)

Date	Amount	Security	Exemption
02/2021	$45,000	Safe	Section 4(a)(2)
02/2021	$10,000	Safe	Section 4(a)(2)
04/2021	$50,000	Safe	Section 4(a)(2)
04/2021	$485,000	Safe	Section 4(a)(2)
04/2021	$100,000	Safe	Section 4(a)(2)
05/2021	$25,000	Safe	Section 4(a)(2)
05/2021	$150,000	Safe	Section 4(a)(2)
12/2021	$500,000	Safe	Section 4(a)(2)
04/2023	$25,000	Safe	Section 4(a)(2)
05/2023	$4,359,868		4(a)(6)
05/2023	$25,000	Safe	Section 4(a)(2)
05/2023	$5,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,049,333	Yes

Warrants:	0
Options:	0

Form C Risks:

We are reliant on our app to perform well during natural disasters. If the mobile app or web app were to crash, that would be bad for our customers as well as our brand reputation.

Competitors in our space could grow faster or find better product market fit than we do. A larger company not within our space could also decide to enter it.

We may not have total visibility into our unit economics. If our assumptions around costs and sales are incorrect, we may not be able to reach the unit economics we need to make this business viable.

We are reliant on an outsourced development team. If the firm that we uses were to stop working for some reason, we would lose our development team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Selling to government is difficult; sales cycles can be long, and they may decide not to purchase our product.

Future bank collapses could impact our business. We are reliant on banking partner(s) in order to hold company funds.

Future sales to the military may also complicate our product and sales cycle. We may need to build specific functionality for that future customer.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities

have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors

deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Perimeter, Inc.

Delaware Corporation
Organized July 2019
4 employees
1250 Addison Street Ste 114
Berkeley CA 94702 perimeterplatform.com

Business Description

Refer to the Perimeter profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Perimeter is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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